
May 12, 2023

Benjamin Mossman
Chief Executive Officer and President
Rise Gold Corp.
Suite 650 - 669 Howe Street
Vancouver, BC V6C 0B4
Canada

>   **Re: Rise Gold Corp.**
>   **Registration Statement on Form S-1**
>   **Filed May 5, 2023**
>   **File No. 333-271702**

Dear Benjamin Mossman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brad Wiggins, Esq.